

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2 September 2003


03029874

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

03 SEP -8 7:21

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
2 September 2003 - ASX Announcement & Media Release (Activity Update)

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1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116


FIRST AUSTRALIAN RESOURCES LIMITED

2 Sept 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE - GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing No 2 well is currently drilling ahead at approximately 7,500 feet toward planned total depth of 10,000 feet. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5. Progress has been slower than planned due to rig downtime. Subject to there being no further delays the well should reach total depth in approximately 7 to 10 days.

FAR has a 9.375 percent interest in the No 1 and No 2 wells and associated production equipment.

RAINOSEK FIELD, LAVACCA COUNTY, TEXAS (FAR 20%)

A pumping unit is to be installed on the Evans-1 well to conduct a 30 day test of the Upper Wilcox zone at 5,850 feet. A recent completion attempt of this zone tested gas cut water and traces of oil. If commercial production is achieved the pump will remain on location.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes the Rainosek-1, Rainosek-3 and Evans-1 wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au